SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 3, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 3, 2008, regarding “Ericsson’s announcement of its Annual General Meeting of shareholders”.

Press Release March 3, 2008

Ericsson´s Annual General Meeting

Ericsson´s (NASDAQ: ERIC) Annual General Meeting of shareholders will be held at the Annex to the Globe Arena, Globentorget, Stockholm, Sweden at 3.00pm on Wednesday, April 9, 2008. Below is an extract from the notice. The complete notice of the Annual General Meeting is enclosed as a PDF document.

The nomination committee proposes Roxanne Austin to be elected new member of the board, and re-election of Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, Michael Treschow and Marcus Wallenberg. Kathrine Hudson has declined re-election. In view of that the nomination committee proposes the number of board members to be elected by the meeting remains ten and no deputy directors be elected.

The nomination committee proposes Michael Treschow be re-elected Chairman of the Board of Directors.

The nomination committee proposes an unchanged nomination committee process in relation to the previous year and that no remuneration is to be paid to the committee members. However, the company shall bear the expenses related to the work of the nomination committee.

The nomination committee proposes that it be possible to pay part of the fees to the directors, in respect of their board assignment (however, not in respect of committee work), in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the company on the OMX Nordic Exchange Stockholm at the time of payment.

The board of directors proposes a dividend of SEK 0.50 per share and Monday, April 14, 2008, as record date for dividend.

The board of directors proposes a reverse split of shares 1:5, meaning that five shares of series A and five shares of series B respectively are consolidated into one share of series A and one share of series B respectively. The resolution shall be registered by the Companies Registration Office on May 28, 2008 and the record date for the reverse split is proposed to be June 4, 2008.

The board of directors proposes the meeting resolve on the principles for remuneration and other employment terms for the top executives for the period up to the 2009 Annual General Meeting of shareholders. The principles proposed do not include any material changes compared to the principles resolved by the 2007 Annual General Meeting of shareholders.

The board of directors proposes implementation of a Long Term Variable Compensation Plan 2008 (LTV 2008) and transfer of own shares in accordance with the plan. In relation to the LTV 2008 the board of directors proposes a directed issue and buy-back of 99 500 000 C-shares and that the board of directors shall be authorised to resolve on an offer to acquire shares directed to all holders of C-shares in Ericsson in order to finance the compensation plan.

See the complete notice of Annual General Meeting of shareholders in the enclosed PDF document.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBO LAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: March 3, 2008